Jason Duffy
Vice President

Insurance & Risk Management
FMR LLC
200 Seaport Blvd., ZW9C, Boston, MA, 02210
Phone: 617-563-9480; Fax: 617-385-0811
jason.duffy@fmr.com

Fidelity INVESTMENTS

May 18, 2017

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

RE: Fidelity Investments Mutual Funds (FMR LLC)
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2016 – July 1, 2017

To Whom It May Concern:

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds for $70,000,000 excess of $150,000,000 in coverage:

London: Syndicates ACE AGM 2488
Policy No: B080113017P16 (Equity and High Income Funds)
Policy No: B080113011P16 (Fixed Income & Asset Allocation Funds)
Participation: $40M part of $70M x $150M

ICI Mutual Insurance Company
Policy No: 87153216B (Equity and High Income Funds)
Policy No: 87153116B (Fixed Income & Asset Allocation Funds)
Participation: $15M part of $70M x $150M

Federal Insurance Company (Chubb)
Policy No: 81906761 (Equity and High Income Funds)
Policy No: 82179281 (Fixed Income & Asset Allocation Funds)
Participation: $5M part of $70M x $150M

XL Specialty Insurance Company
Policy No: ELU144838-16 (Equity and High Income Funds)
Policy No: ELU144849-16 (Fixed Income & Asset Allocation Funds)
Participation: $10M part of $70M x $150M

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement, and the Fidelity Bond Insurance Recovery Agreement have been submitted. The accession number is 0000880195-17-000076.

Sincerely,

Jason R. Duffy

Enc.

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

NAME OF ASSURED:

FIDELITY EQUITY AND HIGH INCOME FUNDS
C/O FMR LLC
200 SEAPORT BLVD., MAILZONE ZW9C
BOSTON, MA 02210

Bond Number: 81906761

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on July 1, 2016
to 12:01 a.m. on July 1, 2017

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $5,000,000 part of $70,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY:$5,000,000 part of $70,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ 400,000 (as per the primary carrier)

ITEM 5. PRIMARY BOND:

Insurer:	National Union Fire Insurance Company of Pittsburgh, Pa.
Bond No.	01-541-71-71
Limit	$15,000,000 Single Loss / $15,000,000 Aggregate
Deductible:	$400,000 Single Loss / $400,000 Aggregate
Bond Period	July 1, 2016 – July 1, 2017

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: None

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND: $70,000,000

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1) Compliance with Applicable Trade Sanction Laws

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Secretary

President

March 7, 2017
Date

Authorized Representative

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

      (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

      (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

   On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

   a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

   b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

   a. facts which may subsequently result in a loss of a type covered by this bond, or

   b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

   regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: July 1, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 81906761

Issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

C/O FMR LLC

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

Bond Number: **ELU144838-16**
Renewal of Number: ELU139625-15

XL Specialty Insurance Company
A member of the XL America Companies

EXCESS BOND

Executive Offices
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

ITEM 1. Name of Insured (herein called Insured) : Fidelity Equity and High Income Funds

Principal Address : c/o FMR LLC
200 Seaport Blvd., Mailzone ZW9C
Boston, MA 02210

ITEM 2. Bond Period: from: 12:01 a.m. Standard Time on July 01, 2016 to July 01, 2017

ITEM 3. Aggregate Limit of Liability: $10,000,000 **Part of** $70,000,000

ITEM 4. Single Loss Limit of Liability : $10,000,000 **Part of** $70,000,000

ITEM 5. Schedule of Underlying Coverage:

(A) Primary Bond or Policy:
- (i) Insurer: National Union Fire Insurance Company of Pittsburgh, PA
- (ii) Bond or Policy Number: 01-541-71-71
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000
- (v) Single Loss Deductible or Retention $400,000

(B) Excess Bond or Policy:
- (i) Insurer: ACE American Insurance Company
- (ii) Bond or Policy Number: DOX G21661612 011
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(C) Excess Bond or Policy:
- (i) Insurer: Everest National Insurance Company
- (ii) Bond or Policy Number: FL5FD00012-161
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(D) Excess Bond or Policy:
- (i) Insurer: ICI Mutual Insurance Company
- (ii) Bond or Policy Number: 87153316B
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000

(E) Excess Bond or Policy:
- (i) Insurer: Allied World Assurance Company, AG
- (ii) Bond or Policy Number: C014840/006
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000

(F) Excess Bond or Policy:
- (i) Insurer: Travelers Casualty and Surety Company of America
- (ii) Bond or Policy Number: 106547262
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(G) Excess Bond or Policy:
- (i) Insurer: Continental Insurance Company
- (ii) Bond or Policy Number: 287042220
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(H) Excess Bond or Policy:
- (i) Insurer: AXIS Insurance Company
- (ii) Bond or Policy Number: MNN 727586/01/2016
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $5,000,000 **part of** $15,000,000
  - Aggregate Limit of Liability $5,000,000 **part of** $15,000,000

(I) Excess Bond or Policy:
- (i) Insurer: Starr Indemnity & Liability Company
- (ii) Bond or Policy Number: 1000056100161
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000 **part of** $15,000,000
  - Aggregate Limit of Liability $10,000,000 **part of** $15,000,000

(J) Excess Bond or Policy:
- (i) Insurer: London / Lloyd's Syndicates
- (ii) Bond or Policy Number: B080113016P16
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $6,000,000 **part of** $50,000,000
  - Aggregate Limit of Liability $6,000,000 **part of** $50,000,000

(K) Excess Bond or Policy:
- (i) Insurer: Freedom Specialty Insurance Company
- (ii) Bond or Policy Number: XMF1600060
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000 **part of** $50,000,000
  - Aggregate Limit of Liability $10,000,000 **part of** $50,000,000

(L) Excess Bond or Policy:
- (i) Insurer: Twin City Fire Insurance Company
- (ii) Bond or Policy Number: 08 FI 0252161-16
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000 **part of** $50,000,000
  - Aggregate Limit of Liability $10,000,000 **part of** $50,000,000

(M) Excess Bond or Policy:
- (i) Insurer: U.S. Specialty Insurance Company
- (ii) Bond or Policy Number: 24-MGU-16-A38026
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability

Single Loss Limit of Liability	$8,000,000 **part of** $50,000,000
Aggregate Limit of Liability	$8,000,000 **part of** $50,000,000

(N) Excess Bond or Policy:
- (i) Insurer: American International Reinsurance Company, Ltd.
- (ii) Bond or Policy Number: 33089944
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability

Single Loss Limit of Liability	$6,000,000 **part of** $50,000,000
Aggregate Limit of Liability	$6,000,000 **part of** $50,000,000

(O) Excess Bond or Policy:
- (i) Insurer: Federal Insurance Company
- (ii) Bond or Policy Number: 82047565
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability

Single Loss Limit of Liability	$5,000,000 **part of** $50,000,000
Aggregate Limit of Liability	$5,000,000 **part of** $50,000,000

(P) Excess Bond or Policy:
- (i) Insurer: XL Specialty Insurance Company
- (ii) Bond or Policy Number: ELU144833-16
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability

Single Loss Limit of Liability	$5,000,000 **part of** $50,000,000
Aggregate Limit of Liability	$5,000,000 **part of** $50,000,000

Item 6. Premium:

Premium	
Taxes, Surcharges or Fees	$0.00
Total Policy Premium	

ITEM 7. The liability of the Underwriter is subject to the terms of the following riders attached hereto:

FB 71 04 10 10 XS 80 07 12 14

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Insurer has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.

Joseph Tocco President	Toni Ann Perkins Secretary

© 2015 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

NOTICE TO POLICYHOLDERS

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC and possibly the U.S. Department of State. **Please read this Policyholder Notice carefully.**

OFAC administers and enforces sanctions policy based on Presidential declarations of "national emergency". OFAC has identified and listed numerous

- Foreign agents
- Front organizations
- Terrorists
- Terrorist organizations
- Narcotics traffickers

as *Specially Designated Nationals and Blocked Persons*. This list can be found on the U.S. Department of the Treasury's web site - http//www.treas.gov/ofac.

The Secretary of the Treasury also has identified a number of entities in the insurance, petroleum, and petrochemicals industries determined to be owned or controlled by the Iranian government. Business transactions with any of these entities are expressly prohibited. These entities have been added to OFAC's list of *Financial Institutions Determined To Be Owned or Controlled by the Government of Iran*. This list can be found on the U.S. Department of the Treasury's web site – http://www.treasury.gov/resource-center/sanctions/Programs/Pages/iran.aspx, see List of CISADA and NDAA Prohibitions or Conditions

In accordance with OFAC regulations, or any applicable regulation promulgated by the U.S. Department of State, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance will be immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

©2014 X.L. America, Inc. All rights reserved. May not be copied without permission.
Includes copyrighted material of Insurance Services Office, Inc., with its permission.

NOTICE TO POLICYHOLDERS

PRIVACY POLICY

The XL Catlin insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

© 2015 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose "consumer credit report" type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer's eligibility for credit, insurance or employment. "Consumer credit report type information" means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

© 2015 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

© 2015 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS

FRAUD NOTICE

Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable for insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING:** It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance which such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.
New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.

© 2015 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms:** Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING**: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.
Pennsylvania	**All Commercial Insurance, Except As Provided for Automobile Insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance:** Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**

© 2015 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	**All Commercial Insurance, Except As Provided for Workers' Compensation** It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation:** Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

© 2015 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

Endorsement No.: 1
Named Insured: Fidelity Equity and High Income Funds
Bond No.: ELU144838-16

Effective: July 01, 2016
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1) It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2) It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

© 2014 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

Excess Bond

The insurer identified on the Declarations Page (the "Underwriter"), in consideration of an agreed premium, and in reliance upon all statements made and information furnished by the Insured to the Underwriter and to the issuers of the Underlying Coverage, and subject to the Declarations, Insuring Agreement(s), General Agreements, Conditions and Limitations and other terms, conditions and limitations hereof, agrees to indemnify the Insured for

INSURING AGREEMENT

EXCESS FOLLOW-FORM COVERAGE

Loss for which, but for the exhaustion of any applicable limit or limits of liability, coverage would have been afforded under the Underlying Coverage in ITEM 5 of the Declarations of this Excess Bond, subject, except as specifically set forth in this Excess Bond, to all of the terms, conditions and limitations of the bond identified in ITEM 5(A) of the Declarations of this Excess Bond; provided, that under no circumstances will this Excess Bond afford coverage broader than the most restrictive coverage provided in any Underlying Coverage.

GENERAL AGREEMENTS

JOINT INSURED

(A) If multiple Insureds are covered under this Excess Bond, the first named Insured will act for all Insureds. The Underwriter's payment to the first named Insured of loss sustained by any Insured will fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this Excess Bond, the Insured next named will thereafter be considered the first named Insured. The Underwriter's liability for loss or losses sustained by all Insureds will not exceed the amount for which the Underwriter would have been liable had such loss or losses been sustained by one Insured.

CHANGE OF CONTROL – NOTICE

(B) When the Insured learns of a change in control, it must give written notice thereof to the Underwriter. As used in this General Agreement, "control" means the power to determine the management or policy of the Insured or of a controlling holding company by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of fifteen percent (15%) or more of such stock will be presumed to result in a change of control for the purpose of the required notice. Failure to give the required notice will result in termination of coverage for any loss involving a transferee, to be effective upon the date of stock transfer. The entire premium for this Excess Bond will be deemed to have been fully earned as of the effective date of any change in control of the Insured, including but not limited to the taking over of the Insured by a receiver or other liquidator or by State or Federal officials.

CONDITIONS AND LIMITATIONS

Section 1. LIMIT OF LIABILITY – NON-ACCUMULATION OF LIABILITY

(A) The Underwriter's total liability under this Excess Bond for all loss, regardless of when paid, will not exceed the Aggregate Limit of Liability in ITEM 3 of the Declarations of this Excess Bond. The Aggregate Limit of Liability will be reduced by the amount of any payment made under this Excess Bond. Upon exhaustion of the Aggregate Limit of Liability by such payments, the Underwriter will have no further liability under this Excess Bond for loss, whether or not previously reported to the Underwriter. The Aggregate Limit of Liability will not be increased or reinstated by any recovery made and applied in accordance with Section 5 hereunder or by any portion of any Aggregate Limit of Liability under any previous Bond.

© 2010 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

(B) Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss will not exceed the applicable Single Loss Limit of Liability in ITEM 4 of the Declarations of this Excess Bond. For purposes of this Section 1(B), Single Loss means all covered loss resulting from

(i) any one act or series of related acts of burglary, robbery or attempt thereat, in which no employee of the Insured is implicated, or
(ii) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether or not an employee of the Insured) resulting in damage to or destruction or misplacement of property, or
(iii) all acts or omissions other than those specified in (i) and (ii) preceding, caused by any person (whether or not an employee of the Insured) or in which such person is implicated, or
(iv) any one casualty or event not specified in (i), (ii) or (iii) preceding;

unless such term is defined differently in the bond identified in ITEM 5(A) of the Declarations of this Excess Bond, in which case Single Loss will have the meaning set forth in such bond.

(C) Neither the Aggregate Limit of Liability nor the Single Loss Limit of Liability will be cumulative in amount from Bond Period to Bond Period regardless of the number of years this Excess Bond may be in force, the number of times this Excess Bond may be renewed or the number of Bond Periods in which the acts giving rise to any loss occurred or were committed.

Section 2. EXHAUSTION OF UNDERLYING COVERAGE

(A) The Underwriter will be liable to pay loss only if and when the total amount of the limit of liability applicable to such loss under the Underlying Coverage has been exhausted solely by the actual payment of loss under the Underlying Coverage.

(B) In the event that the limit of liability applicable to any loss under the Underlying Coverage has been reduced, but not exhausted, solely by the actual payment of loss under the Underlying Coverage, this Excess Bond will pay covered loss which is excess of the reduced total amount of the limit of liability applicable to such loss under the Underlying Coverage, subject always to the Single Loss Limit of Liability and the remaining Aggregate Limit of Liability of this Excess Bond.

(C) In the event of the exhaustion of the limit of liability applicable to any loss under the Underlying Coverage solely by the actual payment of loss under the Underlying Coverage, this Excess Bond will continue in force as primary insurance in respect of any subsequent loss which, but for such exhaustion, would have been covered under the Underlying Coverage, subject always to the Single Loss Limit of Liability and the remaining Aggregate Limit of Liability of this Excess Bond; provided, always, that this Excess Bond will pay only such loss which is excess over any retention or deductible that would have been applicable under the Underlying Coverage.

Section 3. MAINTENANCE OF UNDERLYING COVERAGE

(A) The Insured must maintain the Underlying Coverage in full force and effect during the Bond Period, except for any reduction or exhaustion of any limit or limits of liability solely by the actual payment of loss. If for any reason the Underlying Coverage shall not have been so maintained, or if the Insured's recovery under the Underlying Coverage is restricted or unavailable as a result of the insolvency of any issuer of any Underlying Coverage, this Excess Bond will apply excess of the applicable limit or limits of liability of the Underlying Coverage, plus any applicable retention or deductible, as if the Underlying Coverage had been maintained in full force and effect.

(B) The Insured must notify the Underwriter in writing of any change or alteration of or amendment to the Underlying Coverage. This Excess Bond will not follow form of or be subject to any such change, alteration or amendment unless the Underwriter has so agreed by written endorsement to this Excess Bond and has received any additional premium that the Underwriter may require in connection therewith.

(C) No claim, loss or coverage subject to any sublimit of liability (other than a single loss limit of liability) under any Underlying Coverage will be considered covered loss under this Excess Bond, but the

© 2010 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

payment of such claim, loss or coverage under the Underlying Coverage will be recognized, to the extent of such payment, as reducing or exhausting the applicable limit or limits of liability of the Underlying Coverage for purposes of determining when coverage under this Excess Bond shall attach.

Section 4. NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER

(A) The Insured must, within the time and manner prescribed in the bond identified in ITEM 5(A) of the Declarations of this Excess Bond, give the Underwriter notice of any discovery of loss of a kind that may be covered under this Excess Bond, whether or not the amount of such loss is known or expected to be in excess of the applicable limit or limits of liability under the Underlying Coverage and whether or not the Underwriter is or may be liable therefor in whole or in part. Upon the Underwriter's request, the Insured must give the Underwriter a written statement of such loss and copies of all correspondence between the Insured and the issuer of any Underlying Coverage regarding such loss. Notice given by the Insured to any issuer of Underlying Coverage regarding the discovery of any loss will not constitute notice of such discovery of loss for purposes of this Section 4(A).

(B) The Insured must, within the time and manner prescribed in the bond identified in ITEM 5(A) of the Declarations of this Excess Bond, file with the Underwriter a proof of loss for any loss of a kind that may be covered under this Excess Bond, whether or not the Underwriter is or may be liable therefor in whole or in part. Upon the Underwriter's request, the Insured must give the Underwriter a written statement of such loss and copies of any proof of loss provided to any issuer of any Underlying Coverage and of all documents provided to or made available to any such issuer in support thereof. The filing by the Insured of a proof of loss under any Underlying Coverage will not constitute the filing of a proof of loss with the Underwriter for purposes of this Section 4(B).

(C) Legal proceedings against the Underwriter may not be brought before the expiration of any period of limitation in any Underlying Coverage applicable to the commencement of legal proceedings against any issuer of any Underlying Coverage.

(D) This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter will not be liable hereunder for loss sustained by anyone other than the Insured. No suit, action or legal proceeding may be brought hereunder by any one other than the named Insured.

(E) Notices and proofs of loss given to the Underwriter under this Excess Bond must be sent by certified mail or the equivalent to the following address:

XL Insurance Claims – 100 Constitution Plaza, 13 Floor, Hartford, CT 06103

XLprofessionalclaims@xlgroup.com

Section 5. SUBROGATION – ASSIGNMENT – RECOVERY – COOPERATION

(A) In the event of payment under this Excess Bond, the Underwriter will be subrogated to the extent of such payment to all of the Insured's rights of recovery in connection therewith against any person or entity, and the Insured will deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, titles and interests and causes of action as it has against any person or entity to the extent of such payment. The Insured must execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured may do nothing after discovery of loss to prejudice such rights or causes of action.

(B) Recoveries, whether effected by the Underwriter or by the Insured, will be applied net of the expense of such recovery, first, to the satisfaction of the Insured's loss which would otherwise have been paid under this Excess Bond but for the fact that such loss was in excess of any applicable limit of liability hereunder, second, to the Underwriter as reimbursement of amounts paid under this Excess Bond in settlement of the Insured's claim, and third, to the Insured and/or to the issuer or issuers of the Underlying Coverage, in accordance with their respective interests.

(C) Upon the Underwriter's request and at reasonable times and places designed by the Underwriter, the Insured must submit to examination by the Underwriter and subscribe to the same under oath,

© 2010 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

produce for the Underwriter's examination all pertinent records, and cooperate with the Underwriter in all matters pertaining to any loss.

Section 6. TERMINATION OR CANCELLATION

(A) This Excess Bond terminates as an entirety upon the Insured's receipt of a written notice from the Underwriter of its desire to cancel this Excess Bond in accordance with the conditions and limitations of any Underlying Coverage, or immediately upon the Underwriter's receipt of a written notice from the Insured of its desire to cancel this Excess Bond, or immediately upon the cancellation, termination or nonrenewal of the bond identified in ITEM 5(A) of the Declarations of this Excess Bond.

(B) This Excess Bond terminates as to any employee of the Insured immediately upon the termination of any Underlying Coverage as to such employee or, if any loss shall have become covered under this Excess Bond or this Excess Bond shall have become primary insurance as to any loss, at such time that the bond identified in ITEM 5(A) of the Declarations of this Excess Bond would have terminated as to such employee had it still been in effect.

Section 7. REPRESENTATION OF INSURED

The Insured represents that the information furnished in the application for this Excess Bond, as well as all information furnished in the Insured's application or applications for the Underlying Coverage, is complete, true and correct. All such applications constitute part of this Excess Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact in any of the applications for this Excess Bond or for the Underlying Coverage or otherwise will be grounds for the rescission of this Excess Bond.

In witness whereof, the Underwriter has caused this Excess Bond to be executed on the Declarations page.

© 2010 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1. Name of Insured (the "Insured")
Fidelity Equity and High Income Funds
(as defined in the Primary Bond)

Bond Number
87153216B

Principal Office: c/o FMR LLC
200 Seaport Blvd.
Mailzone ZW9C
Boston, MA 02210

Mailing Address: c/o FMR LLC
200 Seaport Blvd.
Mailzone ZW9C
Boston, MA 02210

Item 2. Bond Period: from 12:01 a.m. on July 1, 2016 to 12:01 a.m. on July 1, 2017, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
A--FIDELITY	$15,000,000 part of $70,000,000	$150,000,000
B--ON PREMISES	$15,000,000 part of $70,000,000	$150,000,000
C--INTRANSIT	$15,000,000 part of $70,000,000	$150,000,000
D--FORGERY OR ALTERATION	$15,000,000 part of $70,000,000	$150,000,000
E--SECURITIES	$15,000,000 part of $70,000,000	$150,000,000
F--COUNTERFEIT CURRENCY	$15,000,000 part of $70,000,000	$150,000,000
I--COMPUTER SYSTEMS	$15,000,000 part of $70,000,000	$150,000,000
J--CUSTOMER VOICE INITIATED TRANSFERS	$15,000,000 part of $70,000,000	$150,000,000
K--TELEFACSIMILE TRANSFER FRAUD	$15,000,000 part of $70,000,000	$150,000,000

[1] Plus the applicable deductible of the Primary Bond

Item 4. PRIMARY BOND—National Union Fire Insurance Company of Pittsburgh, PA # 01-541-71-71

Item 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1

and of all Riders applicable to this Bond issued during the Bond Period.

By: /S/ Catherine Dalton
Authorized Representative

By: /S/ Maggie Sullivan
Authorized Representative

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter"), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) ("Bond"), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A. FIDELITY

Loss caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B. AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C. ON PREMISES

Loss resulting from Property that is (1) located or reasonably believed by the Insured to be located within the Insured's offices or premises, and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D. IN TRANSIT

Loss resulting from Property that is (1) in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A. Property is "in transit" beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E. FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or

subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent. This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F. SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G. COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit. This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H. UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1) uncollectible Items of Deposit of a Fund's customer, shareholder or subscriber credited by the Insured or its agent to such person's Fund account, or

(2) any Item of Deposit processed through an automated clearing house which is reversed by a Fund's customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I. PHONE/ELECTRONIC TRANSACTIONS

Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1) is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2) is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3) is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

EXCLUDING loss resulting from:

(1) the failure to pay for shares attempted to be purchased; or

(2) any redemption of Investment Company shares which had been improperly credited to a shareholder's account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

(4) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

(5) the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(6) a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(7) the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, "Fidelity" or Insuring Agreement J, "Computer Security".

GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER--NOTICE

1. Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2. If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or

capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C. COURT COSTS AND ATTORNEYS' FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

1. an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

2. in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured's liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D. INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term "loss" as used herein shall include an Insured's legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A. **"Alteration"** means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B. **"Application"** means the Insured's application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C. **"Computer System"** means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

D. **"Counterfeit"** means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

E. **"Deductible Amount"** means, with respect to any Insuring Agreement, the amount set forth under the heading "Deductible Amount" in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

F. **"Depository"** means any "securities depository" (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

G. **"Dishonest or Fraudulent Act"** means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

H. **"Electronic Transmission"** means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

I. **"Employee"** means:

(1) each officer, director, trustee, partner or employee of the Insured, and

(2) each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3) each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4) each student who is an authorized intern of the Insured, while in any of the Insured's offices, and

(5) each officer, director, trustee, partner or employee of

(a) an investment adviser,
(b) an underwriter (distributor),

(c) a transfer agent or shareholder accounting recordkeeper, or
(d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee;PROVIDED, that the term "Employee" shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a "Bank" (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6) each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7) each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8) each officer, partner or employee of

(a) any Depository or Exchange,
(b) any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and
(c) any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9) in the case of an Insured which is an "employee benefit plan" (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 ("ERISA")) for officers, directors or employees of another Insured ("In-House Plan"), any "fiduciary" or other "plan official" (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J. **"Exchange"** means any national securities exchange registered under the Securities Exchange Act of 1934.

K. **"Forgery"** means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual's own name, regardless of such individual's authority, capacity or purpose.

L. **"Items of Deposit"** means one or more checks or drafts.

M. **"Investment Company"** or **"Fund"** means an investment company registered under the Investment Company Act of 1940.

N. **"Limit of Liability"** means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading "Limit of Liability" in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

O. **"Mysterious Disappearance"** means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P. **"Non-Fund"** means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Q. **"Phone/Electronic Transaction Security Procedures"** means security procedures for Phone/ Electronic Transactions as provided in writing to the Underwriter.

R. **"Phone/Electronic Transaction"** means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S. **"Property"** means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

T. **"Securities"** means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. "Securities" does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U. **"Security Company"** means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V. **"Self Regulatory Organization"** means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W. **"Shareholder of Record"** means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X. "Single Loss" means:

(1) all loss resulting from any one actual or attempted Theft committed by one person, or

(2) all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

(3) all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(4) all expenses incurred with respect to any one audit or examination, or

(5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y. "Telefacsimile" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

Z. "Theft" means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A. Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured's behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B. Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C. Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D. Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E. Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F. Loss resulting from Property that is the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured's contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G. Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H. Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I. Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2) to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J. All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K. Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L. Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M. Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N. Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O. Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P. Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a

predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q. Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 4. LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

See also General Agreement C (Court Costs and Attorneys' Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1) the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2) the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3) the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured's right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any

recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository ("Systems"), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants' fund insuring the Depository against such loss (the "Depository's Recovery"); in such case the Underwriter shall be liable hereunder only for the Insured's share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured's share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository's Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository's Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured's share of such excess loss shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A. the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B. the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C. the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D. for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E. if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F. each named Insured shall constitute "the Insured" for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B. the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C. the total number of outstanding voting securities.

As used in this Section, "control" means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

SECTION 19. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This Bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER
Fidelity Equity and High Income Funds		**87153216B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2016	**July 1, 2016 to July 1, 2017**	**/S/ Catherine Dalton**

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the "Act"). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual's **"insured losses"** in excess of ICI Mutual's **"insurer deductible"** until total **"insured losses"** of all participating insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability. If total **"insured losses"** of all property and casualty insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this policy may be reduced as a result.

This policy has no express exclusion for **"acts of terrorism."** However, coverage under this policy remains subject to all applicable terms, conditions and limitations of the policy (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the policy for **"acts of terrorism"** is one percent (1%).

As used herein, "Federal Share of Compensation" shall mean:

85% in calendar year 2015;
84% in calendar year 2016;
83% in calendar year 2017;
82% in calendar year 2018;
81% in calendar year 2019; and
80% in calendar year 2020.

As used herein, "Cap on Annual Liability" shall mean, with respect to total **"insured losses"** of all participating insurers:

$100 billion in calendar year 2015;
$120 billion in calendar year 2016;
$140 billion in calendar year 2017;
$160 billion in calendar year 2018;
$180 billion in calendar year 2019; and
$200 billion in calendar year 2020.

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

INSURANCE CLAIMS GUIDE

This guide does not form any part of the Policy Document(s) and it is of the utmost importance that the terms and conditions of the Policy Document(s) are read and adhered to.

1. Who to notify

All notifications to Insurers, in writing, should be forwarded directly to your Willis Towers Watson contact/Account Executive or alternatively, Adrian Cousins in our Claims Department, at the following address:-

Adrian Cousins –Executive Director		
FINEX Claims		
Willis Towers Watson		
51 Lime Street	Tel:	020 3124 7579
London	Fax:	020 3124 6727
EC3M 7DQ	Email:	adrian.cousins@willistowerswatson.com

2. When to notify

As soon as you first become aware of a claim or of a circumstance which may give rise to a claim, notification should be made immediately irrespective of:

2.1 The amount which may be involved.

2.2 Your views or opinions on liability under the policy.

2.3 Whether you consider the claim or circumstances may be spurious or without merit.

3. What to notify

Please ensure the following information, at least, is provided to Insurers.

3.1 Brief details of the nature of the claim or circumstances, including name(s) of actual or potential claimant(s) together with your views on the claim or circumstances and any allegations made or anticipated being made against you.

3.2 Date of your first awareness of a claim or circumstances which might give rise to a claim.

3.3 Your estimate on the quantum which may be involved.

3.4 Copies of any correspondence or documents in which a claim is made or allegations are implied or expressed against you.

4. Your duties in the event of a claim or circumstances which may give rise to a claim

4.1 Do not admit liability.

4.2 Do not settle or make or promise any payment.

4.3 Do not disclose you have made or are intending to make a notification under your Policy.

4.4 Do not take any action which might prejudice Insurers' position or their ability to investigate a claim or circumstance which is expected to be notified under your Policy.

5. If you are in any doubt, then please contact your Willis contact/Account Executive who will assist/guide you in determining the appropriate course of action.

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

1. RISK DETAILS

UNIQUE MARKET REFERENCE:	B080113017P16
TYPE:	Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by the National Union Fire Insurance Company of Pittsburgh, PA as more fully defined in the contract wording
INSURED:	Fidelity Equity and High Income Funds and as or more fully defined in the contract wording.
PRINCIPAL ADDRESS:	FMR LLC 155 Seaport Blvd., ZW9C. Boston, Massachusetts 02210, United States of America Mailing Address: FMR LLC 200 Seaport Blvd., ZW9C. Boston, Massachusetts 02210, United States of America
PERIOD OF INSURANCE:	From 1 July 2016 To 1 July 2017 Both Days at 00:01 local standard time at the above address of the Insured.
INTEREST:	Excess Financial Institutions Bond insurance as further defined in the underlying primary contract issued by National Union Fire Insurance Company of Pittsburgh, PA as more fully defined in the Contract Wording.

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

LIMIT OF LIABILITY: USD 40,000,000 any one loss/claim and in the aggregate for the period part of USD 70,000,000 any one loss/claim and in the aggregate for the period

in excess of underlying contracts for
USD 150,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

RETENTION: Primary Contract Retentions detailed as per National Union Fire Insurance Company of Pittsburgh, PA.
Policy No: 01-421-08-56

CONDITIONS: All terms and conditions as set forth in the wording, such wording being Willis Excess Financial Lines Policy Wording as attached amended by and incorporating the following:

1. NMA 2975 (amended) Special Cancellation Clause 30/5/03, as attached.
2. LMA 5218 U.S. Terrorism Risk Insurance Act of 2002 as amended New and Renewal Business endorsement 12/01/2015 amended, as attached.
3. NMA 2918 (amended) War and Terrorism Exclusion Endorsement 8/10/2001, as attached.
4. NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad) 17/3/60, as attached.
5. NMA 1477 Radioactive Contamination Exclusion Clause - Liability - Direct (13/02/64), as attached.
6. Sanctions Clause, as attached
7. Losses to be notified to Insurers via:-
   Willis Limited
   Finex Global - Claims Department
   51 Lime Street
   London EC3M 7DQ
   United Kingdom
8. IUA 09-054 Foreign Account Tax Compliance Act ("FATCA"), as attached.

Any fraudulent claims clause contained within the Contract Wording shall override any fraudulent claims clause appearing on the Contract Jacket or its Schedule. In which case, any fraudulent claims clause appearing on such Contract Jacket or its Schedule is deleted.

Nothing in this Contract shall be construed to be a condition precedent or warranty unless it is expressly stated as such in the Contract.

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

CHOICE OF LAW AND JURISDICTION:

This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the contract wording.
Any dispute between the parties over the terms of this contract shall be submitted to the exclusive jurisdiction of the Courts of United States of America as more fully set out in the NMA 1998 (24/4/86) Service of Suit Clause (U.S.A.) as attached.

The language used for contract interpretation shall be English as set out in the contract wording.

Service of Suit Nominee:
Service of Suit Clause (as attached)
Mendes And Mount LLP
750 Seventh Avenue
New York
NY 10019-6829
United States of America

PREMIUM:

USD 289,656 in full for 100% for the period but
USD 165,518 for USD 40,000,000 order hereon, of which
USD 1,655.18 is allocated to TRIA.

PREMIUM PAYMENT TERMS:

Premium Payment Condition as follows:

LSW 3001 (amended) Premium Payment Clause – 60 days, as attached due to Insurers on or before **29 August 2016.**

Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Reinsurers or their agents on the next working will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents

TAXES PAYABLE BY <u>INSURED</u> AND ADMINISTERED BY <u>INSURERS</u>:

None

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT:

None

30% FATCA Withholding Tax only to apply in accordance with the provisions of IUA 09-054.

RECORDING, TRANSMITTING AND STORING INFORMATION:

Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.

INSURER CONTRACT DOCUMENTATION:

Contract documentation to be an insurance Policy produced by Willis Limited and authorised by insurers or their agent.

XIS to sign Lloyd's policy.

The contract change document(s) signed by (re)insurers shall form the evidence of the changes agreed.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change

NOTICE OF CANCELLATION PROVISIONS:

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and

Any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the 'Notice of Cancellation' standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

The notice shall be provided to the broker by the following means:

By an email to FINEXNOC@willis.com

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

POLICY FORM: J(a) NMA 2421 (Lloyd's)

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B080113017P16

Item 1:	***Insured***:	Fidelity Equity and High Income Funds
	Principal Address:	FMR LLC 155 Seaport Blvd. ZW9C Boston Massachusetts 02210 United States of America
	Mailing Address:	200 Seaport Blvd. ZW9C Boston Massachusetts 02210 United States of America
Item 2:	***Insurer(s)***:	Lloyd's Syndicates: ACE AGM 2488 and others
Item 3:	***Period of Insurance***:	1 July 2016 to 1 July 2017 Both Days at 00:01 local standard time at the Principal address shown at Item 1 above.
Item 4:	***Limit of Liability***:	USD 40,000,000 any one loss/claim and in the aggregate for the period part of USD 70,000,000 any one loss/claim and in the aggregate for the period
Item 5:	***Underlying Policy(ies)***:	in excess of underlying contracts for USD 150,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited
	Retention:	Primary Contract Retentions detailed as per National Union Fire Insurance Company of Pittsburgh PA Policy No: 01-421-08-56
Item 6:	***Premium***:	USD 289,656 in full for 100% for the period but USD 165,518 for USD 40,000,000 order hereon, of which USD 1,655.18 is allocated to TRIA.
	Taxes: None	

Willis Limited. Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Item 7: Notification(s) in accordance with clause 5 required to be addressed to:

Willis Limited,
FINEX Global - Claims Department,
51 Lime Street,
London
EC3M 7DQ
United Kingdom.

Item 8: Endorsements are as attached at issue of this ***Contract***.

Item 9: Additional premium required: Nil

Item 10: Addressees for complaints:

(a) For ***Insurers*** who are Lloyd's Insurers:

Policyholder and Market Assistance
Lloyd's Market Services
One Lime Street
London
EC3M 7HA
United Kingdom.

Telephone: +44 (0)207 327 5693
Facsimile: +44 (0)207 327 5225
Email: Complaints@Lloyds.com

(b) For all other ***Insurers***:

Willis Limited will provide details on request.

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

WILLIS EXCESS FINANCIAL LINES POLICY

In consideration of the ***Insured*** having paid or agreed to pay the ***Premium*** and subject to all of the definitions, terms, conditions and limitations of this ***Policy***, ***Insurers*** and the ***Insured*** agree as follows:

1. Insuring Agreement

1.1 Except insofar as the express terms of this ***Policy***:

(a) make specific provision in respect of any matter for which specific provision is also made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall prevail; or

(b) make specific provision in respect of any matter for which no specific provision is made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall apply;

this ***Policy*** shall take effect and operate in accordance with the terms of the ***Primary Policy***.

1.2 Subject to the ***Limit of Liability***, the ***Insurers*** shall pay to or on behalf of the ***Insured*** that proportion of ***Loss*** which exceeds the ***Underlying Limit***.

1.3 Except as provided specifically to the contrary in this ***Policy***, the ***Insurers*** shall have no liability to make payment for any ***Loss*** under this ***Policy*** until the ***Underlying Limit*** has been completely eroded by amounts which the Insured or insurers of any Side A/Difference in Conditions **Policy** or insurers of the ***Underlying Policy(ies)*** *shall have paid the* ***Underlying Limit***.

2. Definitions

Wherever the following words and phrases appear in bold and italics in this ***Policy*** they shall have the meanings given to them below:

"***Claim***" or "***Circumstance***" shall mean "claim", "circumstance" or any other term by which the ***Primary Policy*** identifies matters potentially giving rise to payments thereunder in respect of ***Loss***.

"***Insured***" shall mean those persons and organisations identified at Item 1 of the ***Schedule*** and all other persons and organisations as are insured or otherwise entitled to indemnity under the ***Primary Policy***.

"***Insurers***" shall mean the insurers of this ***Policy*** identified at Item 2 of the ***Schedule***.

"***Limit of Liability***" shall mean the sum(s) shown at Item 4 of the ***Schedule*** being the maximum sum(s) the ***Insurers*** are liable to pay under this ***Policy*** for all ***Loss***, subject to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the ***Limit of Liability*** unless expressly provided for at Item 4, notwithstanding that the ***Primary Policy*** may provide for one or more reinstatements.

Willis Limited. Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

"***Loss***" shall mean all and any amounts for which ***Insurers*** are liable to the ***Insured*** pursuant to the terms and conditions of this ***Policy*** and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this ***Policy*** shall be liable to pay as ***Loss*** all losses, costs, liabilities or damages and other expenses of the ***Insured*** as are covered by the ***Primary Policy*** of whatever nature and howsoever described by the ***Primary Policy***. However, and notwithstanding any provision to the contrary in the ***Primary Policy***, the liability of the ***Insurers*** of this ***Policy*** to the ***Insured*** for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the ***Limit of Liability***.

"***Period of Insurance***" shall mean the period set out at Item 3 of the ***Schedule***.

"***Policy***" shall mean this insurance contract which includes any endorsements and schedules hereto.

"***Premium***" shall mean the sum shown at Item 6 of the ***Schedule***.

"***Primary Limits***" shall mean the limits of liability of the ***Primary Policy*** applicable to any loss or liability (as applicable) as set out in Item 5(a) of the ***Schedule***.

"***Primary Policy***" shall mean the policy identified at Item 5(a) of the ***Schedule*** or any policy(ies) issued in substitution thereof.

"***Relevant Provision***" shall mean any provision of an ***Underlying Policy*** which reduces the limit of liability of the ***Underlying Policy*** automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an ***Underlying Policy*** shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the ***Insured*** to pursue such insurance or indemnification prior to claiming under the ***Underlying Policy*** (such as an "other insurance" or "non-contribution" or other similar provision), shall not be a ***Relevant Provision***.

"***Schedule***" shall mean the schedule to this ***Policy***.

"***Sublimit(s)***" shall mean any limit or limits of insurers' liability in the ***Primary Policy*** imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the ***Primary Policy***.

"***Underlying Limit***" shall mean the cumulative total of the limits of liability of the insurer(s) of the ***Underlying Policy(ies)*** applicable to any loss or liability (as applicable) as set out in Item 5 of the ***Schedule***.

"***Underlying Policy(ies)***" shall mean the policies listed at Item 5 of the ***Schedule***.

Willis Limited. Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

3. Maintenance of the Underlying Policy(ies)

The ***Primary Policy***, or any policies issued in substitution thereof, shall be maintained in full force and effect during the ***Period of Insurance*** save to the extent that it is eroded. This obligation shall cease to apply in the event that the ***Primary Policy*** is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred. Where an ***Underlying Policy*** other than the ***Primary Policy*** does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this ***Policy*** to have been maintained. The ***Primary Policy*** shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

4. Step-Down of Cover

Subject always to the ***Limit of Liability***:

4.1 In the event of the reduction of the amount of indemnity available under any ***Underlying Policy*** by reason of partial erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue to be available to pay that proportion of ***Loss*** which exceeds the amount of indemnity remaining under the ***Underlying Policy(ies)***.

4.2 In the event of there being no indemnity available under the ***Underlying Policy(ies)*** by reason of the complete erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue for subsequent ***Loss*** as primary insurance and, in that event, any retention, excess or deductible and the remainder of any ***Sublimit*** specified in the ***Primary Policy*** shall apply under this ***Policy*** in respect of ***Loss***.

5. Notification

Any notification to the ***Primary Policy*** of a ***Claim*** or ***Circumstance*** which is required to be given in accordance with the terms and conditions of the ***Primary Policy*** shall also be given to the ***Insurers*** in writing.

6. Claims Participation

6.1 The ***Insurers*** shall have no liability to pay costs and expenses incurred by or on behalf of the ***Insured*** unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.

6.2 No settlement of a claim brought by a third party shall be effected by or on behalf of the ***Insured*** for such a sum as will require payment by ***Insurers*** under this ***Policy*** unless the consent of the ***Insurers*** has first been obtained, such consent not to be unreasonably delayed or withheld.

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

7. Cancellation and Termination

This ***Policy*** may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the ***Primary Policy***. However, breach by the ***Insured*** of any obligation to pay premium in respect of the ***Primary Policy*** or in respect of any other of the ***Underlying Policy(ies)*** shall not entitle the ***Insurers*** to terminate or cancel this ***Policy***.

8. Recoveries

Where, following payment of ***Loss*** by ***Insurers***, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i) to the ***Insured*** or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this ***Policy***, but only to the extent (if any) by which such loss or liability (as

applicable) exceeded the sum of the excess, deductible or retention of the ***Primary Policy***, the ***Underlying Limit*** and the amount paid hereunder; and,

(ii) if any balance remains following the application of (i) above, to the ***Insurers*** to the extent of the amount(s) paid by them hereunder in respect of ***Loss***; and,

(iii) if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the ***Underlying Policies*** to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this ***Policy*** shall be construed as limiting or delaying the ***Insured's*** right to payment of any ***Loss*** hereunder until such time as it has effected any recovery.

9. Alteration

No material amendment to the terms of the ***Primary Policy*** shall apply in respect of this ***Policy*** unless and until agreed in writing by the ***Insurers***.

10. Reporting Period

Where the terms of the ***Primary Policy*** provide:

(i) the ***Insured*** with a period of time immediately following the policy period of the ***Primary Policy*** during which notice may be given to the insurers of the ***Primary Policy*** of any ***Claims*** or ***Circumstances***; and/or,

(ii) the right to purchase such a period,

then the ***Insured*** shall have the same period and/or right under this ***Policy*** in the same manner and on the same terms as those provided for in the ***Primary Policy*** except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the ***Schedule***.

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of the State of Massachusetts and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of United States of America as per NMA 1998 Service of Suit Clause U.S.A. as attached.

12. Complaints

The ***Insurers*** aim to provide a high standard at all times but if the ***Insured*** is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters: the person(s) identified in Item 10(a) of the ***Schedule***.

In respect of ***Insurers*** other than Lloyd's underwriters, Willis Limited will provide on request details of the relevant persons.
In the event that the ***Insured*** remains dissatisfied it may be possible for the ***Insured's*** complaint to be referred to the Financial Ombudsman Service who may review the matter. The Financial Ombudsman Service address is:

Financial Ombudsman Service
South Quay Plaza
183 Marsh Wall
London E14 9SR
Telephone: 0845 0801800
Email: enquiries@financial-ombudsman.org.uk
Website: www.financial-ombudsman.org.uk

Willis Limited. Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 1

This Endorsement, effective at 00.01 on 1 July 2016 forms part of Policy No. B080113017P16

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a) ceases underwriting; or
b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or
c) has its authority to carry on insurance business withdrawn,
d) has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

NMA2975 (amended)
30/05/03

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 2

This Endorsement, effective at 00.01 on 1 July 2016 forms part of Policy No. B080113017P16

U.S. TERRORISM RISK INSURANCE ACT OF 2002 AS AMENDED NEW & RENEWAL BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of an additional premium of **USD 1,655.18** paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2020, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter's liability for payment for terrorism losses.

LMA5218
12 January 2015

Form approved by Lloyd's Market Association

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 3

This Endorsement, effective at 00.01 on 1 July 2016 forms part of Policy No. B080113017P16

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1) war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2) any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended)
08/10/2001

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 4

This Endorsement, effective at 00.01 on 1 July 2016 forms part of Policy No. B080113017P16

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by 29 August 2016.

If the premium due under this contract has not been so paid to (Re)Insurers by 29 August 2016 (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 5

This Endorsement, effective at 00.01 on 1 July 2016 forms part of Policy No. B080113017P16

U.S.A.

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-
Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability, Automobile Liability
(including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I. Under any Liability Coverage, to injury, sickness, disease, death or destruction

(a) with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(b) resulting from the hazardous properties of nuclear material and with respect to which (1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II. Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III. Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

(a) the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

(b) the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 234 1289 70

(c) the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

"hazardous properties" include radioactive, toxic or explosive properties; **"nuclear material"** means source material, special nuclear material or byproduct material; **"source material"**, **"special nuclear material"**, and **"byproduct material"** have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; **"spent fuel"** means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; **"waste"** means any waste material (1) containing byproduct material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; **"nuclear facility"** means

(a) any nuclear reactor,

(b) any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than
25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; **"nuclear reactor"** means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word **"injury"** or **"destruction"** includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

Willis Limited. Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 6

This Endorsement, effective at 00.01 on 1 July 2016 forms part of Policy No. B080113017P16

U.S.A.

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE -LIABILITY-DIRECT

(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability - Direct)
to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A., its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64
N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

Willis Limited. Lloyd's brokers. A Willis Group Company. Willis Limited is authorized and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 7

This Endorsement, effective at 00.01 on 1 July 2016 forms part of Policy No. B080113017P16

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Assured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon Mendes & Mount LLP, 750 Seventh Avenue, New York New York 10019-6829, United States of America and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Assured (or Reinsured) to give a written undertaking to the Assured (or Reinsured) that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Assured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

N.M.A. 1998 (24/4/86)

All other terms, conditions and limitations of this Policy shall remain unchanged.

ENDORSEMENT No 8

This Endorsement, effective at 00.01 on 1 July 2016 forms part of Policy No. B080113017P16

SANCTIONS CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the (re)insurer or its' parent, to any sanction, prohibition or restriction implemented pursuant to resolutions of the United Nations or the trade and economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

Willis Limited. Lloyd's brokers. A Willis Group Company. Willis Limited is authorized and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

NMA LINES CLAUSE

This Insurance, being signed for 100% of 100% insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

NMA 2419

FOREIGN ACCOUNT TAX COMPLIANCE ACT ("FATCA")

Each (Re)Insurer hereby acknowledges the requirements of Sections 1471-1474 US Internal Revenue Code of 1986, as amended, and the Treasury regulations and other guidance issued from time to time thereunder ("FATCA") and the obligation of each of them to provide to the Broker Willis Limited a valid Internal Revenue Service ("IRS") Form W8-BEN-E, W-9 or other documentation meeting the requirements of the FATCA regulations to establish they are not subject to any withholding requirement pursuant to FATCA (the "Required Documentation").

Furthermore:

a) If a (Re)Insurer becomes non-compliant with FATCA during the contract period or has not provided the Broker with the Required Documentation 14 days prior to any premium due date, the Withholding Agent (as defined in U.S. Treasury Regulation Section 1.1471-1(b)(147)) shall withhold 30% of the premium (to the extent all or a portion of that premium is subject to withholding pursuant to FATCA) due to that (Re)Insurer under this contract on that premium due date and shall promptly notify that (Re)Insurer via the Broker.

b) The withholding of premium by virtue of (a) above shall not be, and shall not be treated by the (Re)Insurer as a breach of any premium payment condition, warranty or other clause whether or not entitling the (Re)Insurer to cancel, terminate or restrict this contract, refuse, restrict or delay payment of any claim or invoke any interest, penalty or other late payment provision. The (Re)Insurer shall be liable under this contract as if no such withholding had been made.

c) The (Re)Insurer shall not recoup sums withheld under (a) above by deducting equivalent sums from any payments due to the (Re)Insured or by set off against any other sums owed by the (Re)Insurer and any general or contractual right of set-off enjoyed by the (Re)Insurer is hereby varied and qualified to that extent.

d) Where premium is withheld in error, has not yet been paid to the IRS and the underwriter has been paid only the net premium following such withholding, the broker will cooperate with the (re)insurer to process the requisite refund.

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

2. INFORMATION

Insured:	**Fidelity Equity and High Income Funds.**
Type of Insurance	**Excess Financial Institutions Bond Insurance**
Policy Period:	**1 July 2016 to 1 July 2017**

INFORMATION

(made available to and seen and agreed by Underwriters)

		Pages
1	2015 Fidelity Investments Shareholder Update	32
2	Fidelity Investments Accounts and Volumes	1
3	Asset Allocation	4
4	Backyard Farms Overview	1
5	Colt Factsheet	4
6	Devonshire Investors Overview	1
7	Discovery Natural Resources Overview	1
8	Equity Division	3
9	Fidelity Assets Fact Sheet	1
10	Fidelity Charitable Factsheet	1
11	Fidelity Freedom Funds Assets	1
12	Fidelity Funds Fact Sheet	1
13	Fidelity Institutional FI Fact Sheet	3
14	Fidelity Investments Canada ULC Fact Sheet	1
15	Fixed Income Division	3
16	FORUM Pharmaceuticals Inc, Overview	1
17	F-Prime Capital Overview	1
18	Fidelity Investments: Leadership Rankings	2

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

19	Pembroke Real Estate Overview	1
20	Personal Investing and Workplace Investing Fact Sheet	1
21	Retirement Assets	1
22	Seaport Companies Overview	1
23	Veritude Overview	1
24	Worldwide Investment Professionals Headcount Report. 31 December 2015	7
25	FMR LLC & Fidelity Meeting Notes – 29 March 2016	3

Information contents page as at 4 May 2016

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

3. SECURITY DETAILS

(RE)INSURER'S LIABILITY:

(RE)INSURERS LIABILITY CLAUSE

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line". Where this contract permits, written lines, or certain written lines, may be adjusted ("signed").

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together).

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

BASIS OF WRITTEN LINES: Part of Whole

NMA 2419 Lines Clause, as attached.

BASIS OF SIGNED LINES: Percentage of Whole

SIGNING PROVISIONS: In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

LINE CONDITIONS: None

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ORDER HEREON: 57.1429000% of premium and limits herein

EFFECTED WITH:

57.1429000%	Lloyd's Underwriters			
	14.2856000%	Syndicate 2488, pseudonym CGM		
	7.1429000%	Lloyd's Pioneer Financial Institutions Facility Consortium 9375, London, England		
			4.2857400%	Syndicate 1980, pseudonym LIB
			2.8571600%	Syndicate 1861, pseudonym ANV
	10.7143000%	Syndicate 0382, pseudonym HDU		
	5.7143000%	Syndicate 1183, pseudonym TAL		
	7.5000000%	Syndicate 1886, pseudonym QBE		
	4.6429000%	Lloyd's Barbican Financial & Professional Lines Consortium 9562, London, England		
			3.0949571%	Syndicate 1955, pseudonym BAR
			0.7739714%	Syndicate 3210, pseudonym MIT
			0.7739714%	Syndicate 2786, pseudonym EVE
	7.1429000%	Syndicate 4000, pseudonym PEM		
57.1429000%				

Yours faithfully
Willis Limited

Authorised Signatory
FINEX Global

Yours faithfully
Willis Limited

Authorised Signatory
FINEX Global

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Bond Number: **ELU144849-16**
Renewal of Number: ELU1139604-15

XL Specialty Insurance Company
A member of the XL America Companies

EXCESS BOND

Executive Offices
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

ITEM 1. Name of Insured (herein called Insured) : Fidelity Fixed Income and Asset Allocation Funds

Principal Address : c/o FMR LLC
200 Seaport Blvd., Mailzone ZW9C
Boston, MA 02210

ITEM 2. Bond Period: from: 12:01 a.m. Standard Time on July 01, 2016 to July 01, 2017

ITEM 3. Aggregate Limit of Liability: $10,000,000 **Part of** $70,000,000

ITEM 4. Single Loss Limit of Liability : $10,000,000 **Part of** $70,000,000

ITEM 5. Schedule of Underlying Coverage:

(A) Primary Bond or Policy:
- (i) Insurer: National Union Fire Insurance Company of Pittsburgh, PA
- (ii) Bond or Policy Number: 01-541-71-71
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000
- (v) Single Loss Deductible or Retention $400,000

(B) Excess Bond or Policy:
- (i) Insurer: ACE American Insurance Company
- (ii) Bond or Policy Number: DOX G21661612 011
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(C) Excess Bond or Policy:
- (i) Insurer: Everest National Insurance Company
- (ii) Bond or Policy Number: FL5FD00012-161
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(D) Excess Bond or Policy:
- (i) Insurer: ICI Mutual Insurance Company
- (ii) Bond or Policy Number: 87153316B
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000

(E) Excess Bond or Policy:
- (i) Insurer: Allied World Assurance Company, AG
- (ii) Bond or Policy Number: C014840/006
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000

(F) Excess Bond or Policy:
- (i) Insurer: Travelers Casualty and Surety Company of America
- (ii) Bond or Policy Number: 106547262
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(G) Excess Bond or Policy:
- (i) Insurer: Continental Insurance Company
- (ii) Bond or Policy Number: 287042220
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(H) Excess Bond or Policy:
- (i) Insurer: AXIS Insurance Company
- (ii) Bond or Policy Number: MNN 727586/01/2016
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $5,000,000 **part of** $15,000,000
  - Aggregate Limit of Liability $5,000,000 **part of** $15,000,000

(I) Excess Bond or Policy:
- (i) Insurer: Starr Indemnity & Liability Company
- (ii) Bond or Policy Number: 1000056100161
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000 **part of** $15,000,000
  - Aggregate Limit of Liability $10,000,000 **part of** $15,000,000

(J) Excess Bond or Policy:
- (i) Insurer: London / Lloyd's Syndicates
- (ii) Bond or Policy Number: B080113012P16
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $6,000,000 **part of** $50,000,000
  - Aggregate Limit of Liability $6,000,000 **part of** $50,000,000

(K) Excess Bond or Policy:
- (i) Insurer: Freedom Specialty Insurance Company
- (ii) Bond or Policy Number: XMF1600062
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000 **part of** $50,000,000
  - Aggregate Limit of Liability $10,000,000 **part of** $50,000,000

(L) Excess Bond or Policy:
- (i) Insurer: Twin City Fire Insurance Company
- (ii) Bond or Policy Number: 08 FI 0252157-16
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000 **part of** $50,000,000
  - Aggregate Limit of Liability $10,000,000 **part of** $50,000,000

(M) Excess Bond or Policy:
- (i) Insurer: U.S. Specialty Insurance Company
- (ii) Bond or Policy Number: 24-MGU-16-A38058
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability

  Single Loss Limit of Liability $8,000,000 **part of** $50,000,000
  Aggregate Limit of Liability $8,000,000 **part of** $50,000,000

(N) Excess Bond or Policy:
- (i) Insurer: American International Reinsurance Company, Ltd.
- (ii) Bond or Policy Number: 33089946
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability

  Single Loss Limit of Liability $6,000,000 **part of** $50,000,000
  Aggregate Limit of Liability $6,000,000 **part of** $50,000,000

(O) Excess Bond or Policy:
- (i) Insurer: Federal Insurance Company
- (ii) Bond or Policy Number: 81906762
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability

  Single Loss Limit of Liability $5,000,000 **part of** $50,000,000
  Aggregate Limit of Liability $5,000,000 **part of** $50,000,000

(P) Excess Bond or Policy:
- (i) Insurer: XL Specialty Insurance Company
- (ii) Bond or Policy Number: ELU144847-16
- (iii) Bond or Policy Period: July 01, 2016 to July 01, 2017
- (iv) Limit(s) of Liability

  Single Loss Limit of Liability $5,000,000 **part of** $50,000,000
  Aggregate Limit of Liability $5,000,000 **part of** $50,000,000

Item 6. Premium:

Premium	
Taxes, Surcharges or Fees	$0.00
Total Policy Premium	

ITEM 7. The liability of the Underwriter is subject to the terms of the following riders attached hereto:

FB 71 04 10 10 XS 80 07 12 14

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Insurer has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.

Joseph Tocco President	Toni Ann Perkins Secretary

© 2015 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

NOTICE TO POLICYHOLDERS

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC and possibly the U.S. Department of State. **Please read this Policyholder Notice carefully.**

OFAC administers and enforces sanctions policy based on Presidential declarations of "national emergency". OFAC has identified and listed numerous

- Foreign agents
- Front organizations
- Terrorists
- Terrorist organizations
- Narcotics traffickers

as *Specially Designated Nationals and Blocked Persons*. This list can be found on the U.S. Department of the Treasury's web site - http//www.treas.gov/ofac.

The Secretary of the Treasury also has identified a number of entities in the insurance, petroleum, and petrochemicals industries determined to be owned or controlled by the Iranian government. Business transactions with any of these entities are expressly prohibited. These entities have been added to OFAC's list of *Financial Institutions Determined To Be Owned or Controlled by the Government of Iran*. This list can be found on the U.S. Department of the Treasury's web site – http://www.treasury.gov/resource-center/sanctions/Programs/Pages/iran.aspx, see List of CISADA and NDAA Prohibitions or Conditions

In accordance with OFAC regulations, or any applicable regulation promulgated by the U.S. Department of State, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance will be immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

©2014 X.L. America, Inc. All rights reserved. May not be copied without permission.
Includes copyrighted material of Insurance Services Office, Inc., with its permission.

NOTICE TO POLICYHOLDERS

PRIVACY POLICY

The XL Catlin insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

© 2015 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose "consumer credit report" type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer's eligibility for credit, insurance or employment. "Consumer credit report type information" means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

© 2015 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

© 2015 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS

FRAUD NOTICE

Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable for insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING:** It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance which such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.
New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.

© 2015 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms:** Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING**: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.
Pennsylvania	**All Commercial Insurance, Except As Provided for Automobile Insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance:** Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**

© 2015 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	**All Commercial Insurance, Except As Provided for Workers' Compensation** It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation:** Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

© 2015 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

Endorsement No.: 1
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Bond No.: ELU144849-16

Effective: July 01, 2016
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1) It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2) It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

© 2014 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

Excess Bond

The insurer identified on the Declarations Page (the "Underwriter"), in consideration of an agreed premium, and in reliance upon all statements made and information furnished by the Insured to the Underwriter and to the issuers of the Underlying Coverage, and subject to the Declarations, Insuring Agreement(s), General Agreements, Conditions and Limitations and other terms, conditions and limitations hereof, agrees to indemnify the Insured for

INSURING AGREEMENT

EXCESS FOLLOW-FORM COVERAGE

Loss for which, but for the exhaustion of any applicable limit or limits of liability, coverage would have been afforded under the Underlying Coverage in ITEM 5 of the Declarations of this Excess Bond, subject, except as specifically set forth in this Excess Bond, to all of the terms, conditions and limitations of the bond identified in ITEM 5(A) of the Declarations of this Excess Bond; provided, that under no circumstances will this Excess Bond afford coverage broader than the most restrictive coverage provided in any Underlying Coverage.

GENERAL AGREEMENTS

JOINT INSURED

(A) If multiple Insureds are covered under this Excess Bond, the first named Insured will act for all Insureds. The Underwriter's payment to the first named Insured of loss sustained by any Insured will fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this Excess Bond, the Insured next named will thereafter be considered the first named Insured. The Underwriter's liability for loss or losses sustained by all Insureds will not exceed the amount for which the Underwriter would have been liable had such loss or losses been sustained by one Insured.

CHANGE OF CONTROL – NOTICE

(B) When the Insured learns of a change in control, it must give written notice thereof to the Underwriter. As used in this General Agreement, "control" means the power to determine the management or policy of the Insured or of a controlling holding company by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of fifteen percent (15%) or more of such stock will be presumed to result in a change of control for the purpose of the required notice. Failure to give the required notice will result in termination of coverage for any loss involving a transferee, to be effective upon the date of stock transfer. The entire premium for this Excess Bond will be deemed to have been fully earned as of the effective date of any change in control of the Insured, including but not limited to the taking over of the Insured by a receiver or other liquidator or by State or Federal officials.

CONDITIONS AND LIMITATIONS

Section 1. LIMIT OF LIABILITY – NON-ACCUMULATION OF LIABILITY

(A) The Underwriter's total liability under this Excess Bond for all loss, regardless of when paid, will not exceed the Aggregate Limit of Liability in ITEM 3 of the Declarations of this Excess Bond. The Aggregate Limit of Liability will be reduced by the amount of any payment made under this Excess Bond. Upon exhaustion of the Aggregate Limit of Liability by such payments, the Underwriter will have no further liability under this Excess Bond for loss, whether or not previously reported to the Underwriter. The Aggregate Limit of Liability will not be increased or reinstated by any recovery made and applied in accordance with Section 5 hereunder or by any portion of any Aggregate Limit of Liability under any previous Bond.

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(B) Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss will not exceed the applicable Single Loss Limit of Liability in ITEM 4 of the Declarations of this Excess Bond. For purposes of this Section 1(B), Single Loss means all covered loss resulting from

(i) any one act or series of related acts of burglary, robbery or attempt thereat, in which no employee of the Insured is implicated, or

(ii) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether or not an employee of the Insured) resulting in damage to or destruction or misplacement of property, or

(iii) all acts or omissions other than those specified in (i) and (ii) preceding, caused by any person (whether or not an employee of the Insured) or in which such person is implicated, or

(iv) any one casualty or event not specified in (i), (ii) or (iii) preceding;

unless such term is defined differently in the bond identified in ITEM 5(A) of the Declarations of this Excess Bond, in which case Single Loss will have the meaning set forth in such bond.

(C) Neither the Aggregate Limit of Liability nor the Single Loss Limit of Liability will be cumulative in amount from Bond Period to Bond Period regardless of the number of years this Excess Bond may be in force, the number of times this Excess Bond may be renewed or the number of Bond Periods in which the acts giving rise to any loss occurred or were committed.

Section 2. EXHAUSTION OF UNDERLYING COVERAGE

(A) The Underwriter will be liable to pay loss only if and when the total amount of the limit of liability applicable to such loss under the Underlying Coverage has been exhausted solely by the actual payment of loss under the Underlying Coverage.

(B) In the event that the limit of liability applicable to any loss under the Underlying Coverage has been reduced, but not exhausted, solely by the actual payment of loss under the Underlying Coverage, this Excess Bond will pay covered loss which is excess of the reduced total amount of the limit of liability applicable to such loss under the Underlying Coverage, subject always to the Single Loss Limit of Liability and the remaining Aggregate Limit of Liability of this Excess Bond.

(C) In the event of the exhaustion of the limit of liability applicable to any loss under the Underlying Coverage solely by the actual payment of loss under the Underlying Coverage, this Excess Bond will continue in force as primary insurance in respect of any subsequent loss which, but for such exhaustion, would have been covered under the Underlying Coverage, subject always to the Single Loss Limit of Liability and the remaining Aggregate Limit of Liability of this Excess Bond; provided, always, that this Excess Bond will pay only such loss which is excess over any retention or deductible that would have been applicable under the Underlying Coverage.

Section 3. MAINTENANCE OF UNDERLYING COVERAGE

(A) The Insured must maintain the Underlying Coverage in full force and effect during the Bond Period, except for any reduction or exhaustion of any limit or limits of liability solely by the actual payment of loss. If for any reason the Underlying Coverage shall not have been so maintained, or if the Insured's recovery under the Underlying Coverage is restricted or unavailable as a result of the insolvency of any issuer of any Underlying Coverage, this Excess Bond will apply excess of the applicable limit or limits of liability of the Underlying Coverage, plus any applicable retention or deductible, as if the Underlying Coverage had been maintained in full force and effect.

(B) The Insured must notify the Underwriter in writing of any change or alteration of or amendment to the Underlying Coverage. This Excess Bond will not follow form of or be subject to any such change, alteration or amendment unless the Underwriter has so agreed by written endorsement to this Excess Bond and has received any additional premium that the Underwriter may require in connection therewith.

(C) No claim, loss or coverage subject to any sublimit of liability (other than a single loss limit of liability) under any Underlying Coverage will be considered covered loss under this Excess Bond, but the

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payment of such claim, loss or coverage under the Underlying Coverage will be recognized, to the extent of such payment, as reducing or exhausting the applicable limit or limits of liability of the Underlying Coverage for purposes of determining when coverage under this Excess Bond shall attach.

Section 4. NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER

(A) The Insured must, within the time and manner prescribed in the bond identified in ITEM 5(A) of the Declarations of this Excess Bond, give the Underwriter notice of any discovery of loss of a kind that may be covered under this Excess Bond, whether or not the amount of such loss is known or expected to be in excess of the applicable limit or limits of liability under the Underlying Coverage and whether or not the Underwriter is or may be liable therefor in whole or in part. Upon the Underwriter's request, the Insured must give the Underwriter a written statement of such loss and copies of all correspondence between the Insured and the issuer of any Underlying Coverage regarding such loss. Notice given by the Insured to any issuer of Underlying Coverage regarding the discovery of any loss will not constitute notice of such discovery of loss for purposes of this Section 4(A).

(B) The Insured must, within the time and manner prescribed in the bond identified in ITEM 5(A) of the Declarations of this Excess Bond, file with the Underwriter a proof of loss for any loss of a kind that may be covered under this Excess Bond, whether or not the Underwriter is or may be liable therefor in whole or in part. Upon the Underwriter's request, the Insured must give the Underwriter a written statement of such loss and copies of any proof of loss provided to any issuer of any Underlying Coverage and of all documents provided to or made available to any such issuer in support thereof. The filing by the Insured of a proof of loss under any Underlying Coverage will not constitute the filing of a proof of loss with the Underwriter for purposes of this Section 4(B).

(C) Legal proceedings against the Underwriter may not be brought before the expiration of any period of limitation in any Underlying Coverage applicable to the commencement of legal proceedings against any issuer of any Underlying Coverage.

(D) This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter will not be liable hereunder for loss sustained by anyone other than the Insured. No suit, action or legal proceeding may be brought hereunder by any one other than the named Insured.

(E) Notices and proofs of loss given to the Underwriter under this Excess Bond must be sent by certified mail or the equivalent to the following address:

XL Insurance Claims – 100 Constitution Plaza, 13 Floor, Hartford, CT 06103

XLprofessionalclaims@xlgroup.com

Section 5. SUBROGATION – ASSIGNMENT – RECOVERY – COOPERATION

(A) In the event of payment under this Excess Bond, the Underwriter will be subrogated to the extent of such payment to all of the Insured's rights of recovery in connection therewith against any person or entity, and the Insured will deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, titles and interests and causes of action as it has against any person or entity to the extent of such payment. The Insured must execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured may do nothing after discovery of loss to prejudice such rights or causes of action.

(B) Recoveries, whether effected by the Underwriter or by the Insured, will be applied net of the expense of such recovery, first, to the satisfaction of the Insured's loss which would otherwise have been paid under this Excess Bond but for the fact that such loss was in excess of any applicable limit of liability hereunder, second, to the Underwriter as reimbursement of amounts paid under this Excess Bond in settlement of the Insured's claim, and third, to the Insured and/or to the issuer or issuers of the Underlying Coverage, in accordance with their respective interests.

(C) Upon the Underwriter's request and at reasonable times and places designed by the Underwriter, the Insured must submit to examination by the Underwriter and subscribe to the same under oath,

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produce for the Underwriter's examination all pertinent records, and cooperate with the Underwriter in all matters pertaining to any loss.

Section 6. TERMINATION OR CANCELLATION

(A) This Excess Bond terminates as an entirety upon the Insured's receipt of a written notice from the Underwriter of its desire to cancel this Excess Bond in accordance with the conditions and limitations of any Underlying Coverage, or immediately upon the Underwriter's receipt of a written notice from the Insured of its desire to cancel this Excess Bond, or immediately upon the cancellation, termination or nonrenewal of the bond identified in ITEM 5(A) of the Declarations of this Excess Bond.

(B) This Excess Bond terminates as to any employee of the Insured immediately upon the termination of any Underlying Coverage as to such employee or, if any loss shall have become covered under this Excess Bond or this Excess Bond shall have become primary insurance as to any loss, at such time that the bond identified in ITEM 5(A) of the Declarations of this Excess Bond would have terminated as to such employee had it still been in effect.

Section 7. REPRESENTATION OF INSURED

The Insured represents that the information furnished in the application for this Excess Bond, as well as all information furnished in the Insured's application or applications for the Underlying Coverage, is complete, true and correct. All such applications constitute part of this Excess Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact in any of the applications for this Excess Bond or for the Underlying Coverage or otherwise will be grounds for the rescission of this Excess Bond.

In witness whereof, the Underwriter has caused this Excess Bond to be executed on the Declarations page.

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Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS FINANCIAL INSTITUTION EXCESS BOND FORM E

NAME OF ASSURED:

FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS
C/O FMR LLC
200 Seaport Blvd., Mailzone ZW9C
BOSTON, MA 02210

Bond Number: 82179281

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on July 1, 2016
to 12:01 a.m. on July 1, 2017

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $5,000,000 part of $70,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY: $5,000,000 part of $70,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ 400,000 (as per the primary carrier)

ITEM 5. PRIMARY BOND:

Insurer:	National Union Fire Insurance Company of Pittsburgh, Pa.
Bond No.	01-541-71-71
Limit	$15,000,000 Single Loss / $15,000,000 Aggregate
Deductible:	$400,000 Single Loss / $400,000 Aggregate
Bond Period	July 1, 2016 – July 1, 2017

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: None

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND: $70,000,000

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1) Compliance with Applicable Trade Sanction Laws

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Secretary

President

March 7, 2017
Date

Authorized Representative

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

      (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

      (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

   On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

   a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

   b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

   a. facts which may subsequently result in a loss of a type covered by this bond, or

   b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

   regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the **Primary Bond.**

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: July 1, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82179281

Issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

C/O FMR LLC

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1. Name of Insured (the "Insured")
Fidelity Fixed Income and Asset Allocation Funds
(as defined in the Primary Bond)

Bond Number
87153116B

Principal Office: c/o FMR LLC
200 Seaport Blvd.
Mailzone ZW9C
Boston, MA 02210

Mailing Address: c/o FMR LLC
200 Seaport Blvd.
Mailzone ZW9C
Boston, MA 02210

Item 2. Bond Period: from 12:01 a.m. on July 1, 2016 to 12:01 a.m. on July 1, 2017, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
A--FIDELITY	$15,000,000 part of $70,000,000	$150,000,000
B--ON PREMISES	$15,000,000 part of $70,000,000	$150,000,000
C--INTRANSIT	$15,000,000 part of $70,000,000	$150,000,000
D--FORGERY OR ALTERATION	$15,000,000 part of $70,000,000	$150,000,000
E--SECURITIES	$15,000,000 part of $70,000,000	$150,000,000
F--COUNTERFEIT CURRENCY	$15,000,000 part of $70,000,000	$150,000,000
I--COMPUTER SYSTEMS	$15,000,000 part of $70,000,000	$150,000,000
J--CUSTOMER VOICE INITIATED TRANSFERS	$15,000,000 part of $70,000,000	$150,000,000
K--TELEFACSIMILE TRANSFER FRAUD	$15,000,000 part of $70,000,000	$150,000,000

[1] Plus the applicable deductible of the Primary Bond

Item 4. PRIMARY BOND— National Union Fire Insurance Company of Pittsburgh, PA # 01-541-71-71

Item 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1

and of all Riders applicable to this Bond issued during the Bond Period.

By: /S/ Catherine Dalton
Authorized Representative

By: /S/ Maggie Sullivan
Authorized Representative

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter"), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) ("Bond"), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A. FIDELITY

Loss caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B. AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C. ON PREMISES

Loss resulting from Property that is (1) located or reasonably believed by the Insured to be located within the Insured's offices or premises, and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D. IN TRANSIT

Loss resulting from Property that is (1) in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A. Property is "in transit" beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E. FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport

to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent. This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F. SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G. COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit. This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H. UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1) uncollectible Items of Deposit of a Fund's customer, shareholder or subscriber credited by the Insured or its agent to such person's Fund account, or

(2) any Item of Deposit processed through an automated clearing house which is reversed by a Fund's customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I. PHONE/ELECTRONIC TRANSACTIONS

Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1) is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2) is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3) is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

EXCLUDING loss resulting from:

(1) the failure to pay for shares attempted to be purchased; or

(2) any redemption of Investment Company shares which had been improperly credited to a shareholder's account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

(4) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

(5) the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(6) a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(7) the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, "Fidelity" or Insuring Agreement J, "Computer Security".

GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER--NOTICE

1. Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period,

without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2. If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C. COURT COSTS AND ATTORNEYS' FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

1. an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

2. in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured's liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D. INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the

part of the Insured), such that the term "loss" as used herein shall include an Insured's legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A. **"Alteration"** means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B. **"Application"** means the Insured's application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C. **"Computer System"** means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

D. **"Counterfeit"** means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

E. **"Deductible Amount"** means, with respect to any Insuring Agreement, the amount set forth under the heading "Deductible Amount" in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

F. **"Depository"** means any "securities depository" (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

G. **"Dishonest or Fraudulent Act"** means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

H. **"Electronic Transmission"** means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

I. **"Employee"** means:

(1) each officer, director, trustee, partner or employee of the Insured, and

(2) each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3) each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4) each student who is an authorized intern of the Insured, while in any of the Insured's offices, and

(5) each officer, director, trustee, partner or employee of

(a) an investment adviser,
(b) an underwriter (distributor),
(c) a transfer agent or shareholder accounting recordkeeper, or
(d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee;PROVIDED, that the term "Employee" shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a "Bank" (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6) each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7) each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8) each officer, partner or employee of

(a) any Depository or Exchange,
(b) any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and
(c) any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9) in the case of an Insured which is an "employee benefit plan" (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 ("ERISA")) for officers, directors or employees of another Insured ("In-House Plan"), any "fiduciary" or other "plan official" (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J. **"Exchange"** means any national securities exchange registered under the Securities Exchange Act of 1934.

K. **"Forgery"** means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual's own name, regardless of such individual's authority, capacity or purpose.

L. **"Items of Deposit"** means one or more checks or drafts.

M. **"Investment Company"** or **"Fund"** means an investment company registered under the Investment Company Act of 1940.

N. **"Limit of Liability"** means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading "Limit of Liability" in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

O. **"Mysterious Disappearance"** means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P. **"Non-Fund"** means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Q. **"Phone/Electronic Transaction Security Procedures"** means security procedures for Phone/ Electronic Transactions as provided in writing to the Underwriter.

R. **"Phone/Electronic Transaction"** means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S. **"Property"** means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

T. **"Securities"** means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. "Securities" does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U. **"Security Company"** means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V. **"Self Regulatory Organization"** means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W. **"Shareholder of Record"** means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X. **"Single Loss"** means:

(1) all loss resulting from any one actual or attempted Theft committed by one person, or

(2) all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

(3) all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(4) all expenses incurred with respect to any one audit or examination, or

(5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y. **"Telefacsimile"** means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

Z. **"Theft"** means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A. Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured's behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B. Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C. Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D. Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E. Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F. Loss resulting from Property that is the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured's contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G. Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H. Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I. Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2) to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J. All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K. Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L. Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M. Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N. Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O. Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P. Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q. Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 4. LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

See also General Agreement C (Court Costs and Attorneys' Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of

the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1) the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2) the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3) the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured's right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository ("Systems"), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants' fund insuring the Depository against such loss (the "Depository's Recovery"); in such case the Underwriter shall be liable hereunder only for the Insured's share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured's share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository's Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository's Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured's share of such excess loss shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A. the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B. the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C. the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D. for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E. if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F. each named Insured shall constitute "the Insured" for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B. the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C. the total number of outstanding voting securities.

As used in this Section, "control" means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

SECTION 19. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This Bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER
Fidelity Fixed Income and Asset Allocation Funds		**87153116B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2016	**July 1, 2016 to July 1, 2017**	**/S/ Catherine Dalton**

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the "Act"). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual's **"insured losses"** in excess of ICI Mutual's **"insurer deductible"** until total **"insured losses"** of all participating insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability. If total **"insured losses"** of all property and casualty insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this policy may be reduced as a result.

This policy has no express exclusion for **"acts of terrorism."** However, coverage under this policy remains subject to all applicable terms, conditions and limitations of the policy (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the policy for **"acts of terrorism"** is one percent (1%).

As used herein, "Federal Share of Compensation" shall mean:

85% in calendar year 2015;
84% in calendar year 2016;
83% in calendar year 2017;
82% in calendar year 2018;
81% in calendar year 2019; and
80% in calendar year 2020.

As used herein, "Cap on Annual Liability" shall mean, with respect to total **"insured losses"** of all participating insurers:

$100 billion in calendar year 2015;
$120 billion in calendar year 2016;
$140 billion in calendar year 2017;
$160 billion in calendar year 2018;
$180 billion in calendar year 2019; and
$200 billion in calendar year 2020.

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

INSURANCE CLAIMS GUIDE

This guide does not form any part of the Policy Document(s) and it is of the utmost importance that the terms and conditions of the Policy Document(s) are read and adhered to.

1. **Who to notify**

All notifications to Insurers, in writing, should be forwarded directly to your Willis Towers Watson contact/Account Executive or alternatively, Adrian Cousins in our Claims Department, at the following address:-

Adrian Cousins –Executive Director
FINEX Claims
Willis Towers Watson
51 Lime Street
London
EC3M 7DQ

Tel: 020 3124 7579
Fax: 020 3124 6727
Email: adrian.cousins@willistowerswatson.com

2. **When to notify**

As soon as you first become aware of a claim or of a circumstance which may give rise to a claim, notification should be made immediately irrespective of:

2.1 The amount which may be involved.

2.2 Your views or opinions on liability under the policy.

2.3 Whether you consider the claim or circumstances may be spurious or without merit.

3. **What to notify**

Please ensure the following information, at least, is provided to Insurers.

3.1 Brief details of the nature of the claim or circumstances, including name(s) of actual or potential claimant(s) together with your views on the claim or circumstances and any allegations made or anticipated being made against you.

3.2 Date of your first awareness of a claim or circumstances which might give rise to a claim.

3.3 Your estimate on the quantum which may be involved.

3.4 Copies of any correspondence or documents in which a claim is made or allegations are implied or expressed against you.

4. **Your duties in the event of a claim or circumstances which may give rise to a claim**

4.1 Do not admit liability.

4.2 Do not settle or make or promise any payment.

4.3 Do not disclose you have made or are intending to make a notification under your Policy.

4.4 Do not take any action which might prejudice Insurers' position or their ability to investigate a claim or circumstance which is expected to be notified under your Policy.

5. If you are in any doubt, then please contact your Willis contact/Account Executive who will assist/guide you in determining the appropriate course of action.

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

1. RISK DETAILS

UNIQUE MARKET REFERENCE:	B080113011P16
TYPE:	Insurance of: Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by the National Union Fire Insurance Company of Pittsburgh, PA and as more fully defined in the Contract Wording.
INSURED:	Fidelity Fixed Income and Asset Allocation Funds and as or more fully defined in the Contract Wording.
PRINCIPAL ADDRESS:	FMR LLC 155 Seaport Blvd., ZW9C. Boston, Massachusetts 02210, United States of America Mailing Address: FMR LLC 200 Seaport Blvd., ZW9C. Boston, Massachusetts 02210, United States of America
PERIOD OF INSURANCE:	From 1 July 2016 To 1 July 2017 Both Days at 00:01 local standard time at the above address of the Insured.
INTEREST:	Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by National Union Fire Insurance Company of Pittsburgh, PA. and as more fully defined in the Contract Wording.

Willis Limited. Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

LIMIT OF LIABILITY: USD 40,000,000 any one loss/claim and in the aggregate for the period part of USD 70,000,000 any one loss/claim and in the aggregate for the period

in excess of underlying contracts for;

USD 150,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

RETENTION: Primary contract Retentions detailed as per National Union Fire Insurance Company of Pittsburgh, PA Contract No: **01-421-08-56**

TERRITORIAL LIMITS: As per Primary Contract Wording.

CONDITIONS: All terms and conditions as set forth in the wording, such wording being Willis Excess Financial Lines Policy Wording as attached amended by and incorporating the following:

1. NMA 2975 (amended) Special Cancellation Clause 30/5/03, as attached.
2. LMA 5218 U.S. Terrorism Risk Insurance Act of 2002 As Amended New And Renewal Business Endorsement 12/1/2015 amended, as attached.
3. NMA 2918 (amended) War and Terrorism Exclusion Endorsement 8/10/2001, as attached.
4. NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad) 17/3/60, as attached.
5. NMA 1477 Radioactive Contamination Exclusion Clause - Liability - Direct (13/02/64), as attached.
6. Sanctions Clause, as attached
7. Losses to be notified to Insurers via:-
   Willis Limited
   Finex Global - Claims Department
   51 Lime Street
   London EC3M 7DQ
   United Kingdom
8. IUA 09-054 Foreign Account Tax Compliance Act ("FATCA"), as attached.

Any fraudulent claims clause contained within the Contract Wording shall override any fraudulent claims clause appearing on the Contract Jacket or its Schedule. In which case, any fraudulent claims clause appearing on such Contract Jacket or its Schedule is deleted.

Nothing in this Contract shall be construed to be a condition precedent or warranty unless it is expressly stated as such in the Contract.

Willis Limited. Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

CHOICE OF LAW AND JURISDICTION:

This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the contract wording. Any dispute between the parties over the terms of this contract shall be submitted to the exclusive jurisdiction of the Courts of United States of America as more fully set out in the NMA 1998 (24/4/86) Service of Suit Clause (U.S.A) as attached

The language used for contract interpretation shall be English as set out in the contract wording.

Service of Suit Nominee:
Service of Suit Clause (as attached)
Mendes & Mount LLP
750 Seventh Avenue
New York
NY 10019-6829
United States of America.

PREMIUM:

USD 289,656 in full for 100% for the period but
USD 165,517 for USD 40,000,000 order hereon, of which
USD 1,655.17 is allocated to TRIA.

PREMIUM PAYMENT TERMS:

Premium Payment Condition as follows:

LSW 3001 (amended) Premium Payment Clause – 60 days, as attached due to Insurers on or before **29 August 2016.**

Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Reinsurers or their agents on the next working will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.

TAXES PAYABLE BY <u>INSURED</u> AND ADMINISTERED BY <u>INSURERS</u>:

None

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT:

None

30% FATCA Withholding Tax only to apply in accordance with the provisions of IUA 09-054.

RECORDING, TRANSMITTING AND STORING INFORMATION:

Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.

INSURER CONTRACT DOCUMENTATION:

Contract documentation to be an insurance Policy produced by Willis Limited and authorised by insurers or their agent.

XIS to sign Lloyd's policy.

The contract change document(s) signed by (re)insurers shall form the evidence of the changes agreed.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change

NOTICE OF CANCELLATION PROVISIONS:

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and

Any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the 'Notice of Cancellation' standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

By an email to FINEXNOC@willis.com

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

POLICY FORM: J(a) NMA 2421 (Lloyd's)

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 354 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B080113011P16

Item 1:	***Insured:***	Fidelity Fixed Income and Asset Allocation Funds
	Principal Address:	FMR LLC 155 Seaport Blvd. ZW9C Boston Massachusetts 02210 United States of America
	Mailing Address:	200 Seaport Blvd. ZW9C Boston Massachusetts 02210 United States of America
Item 2:	***Insurer(s):***	Lloyd's Syndicates: ACE AGM 2488 and others
Item 3:	***Period of Insurance:***	1 July 2016 to 1 July 2017 Both Days at 00:01 local standard time at the Principal address shown at Item 1 above.
Item 4:	***Limit of Liability:***	USD 40,000,000 any one loss/claim and in the aggregate for the period part of USD 70,000,000 any one loss/claim and in the aggregate for the period
Item 5:	***Underlying Policy(ies):***	in excess of underlying contracts for; USD 150,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited
	Retention:	Primary contract Retentions detailed as per National Union Fire Insurance Company of Pittsburgh, PA Policy No: **01-421-08-56**
Item 6:	***Premium:***	USD in full for 100% for the period but USD for USD 40,000,000 order hereon, of which USD is allocated to TRIA.

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Taxes: None

Item 7: Notification(s) in accordance with clause 5 required to be addressed to:
Willis Limited,
FINEX Global - Claims Department,
51 Lime Street,
London
EC3M 7DQ
United Kingdom.

Item 8: Endorsements are as attached at issue of this ***Contract***.

Item 9: Additional premium required: Nil

Item 10: Addressees for complaints:

(a) For ***Insurers*** who are Lloyd's Insurers:

Policyholder and Market Assistance
Lloyd's Market Services
One Lime Street
London
EC3M 7HA
United Kingdom.

Telephone:	+44 (0)207 327 5693
Facsimile:	+44 (0)207 327 5225
Email:	Complaints@Lloyds.com

(b) For all other ***Insurers***:

Willis Limited will provide details on request.

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

WILLIS EXCESS FINANCIAL LINES POLICY

In consideration of the ***Insured*** having paid or agreed to pay the ***Premium*** and subject to all of the definitions, terms, conditions and limitations of this ***Policy***, ***Insurers*** and the ***Insured*** agree as follows:

1. Insuring Agreement

1.1 Except insofar as the express terms of this ***Policy***:

(a) make specific provision in respect of any matter for which specific provision is also made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall prevail; or

(b) make specific provision in respect of any matter for which no specific provision is made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall apply;

this ***Policy*** shall take effect and operate in accordance with the terms of the ***Primary Policy***.

1.2 Subject to the ***Limit of Liability***, the ***Insurers*** shall pay to or on behalf of the ***Insured*** that proportion of ***Loss*** which exceeds the ***Underlying Limit***.

1.3 Except as provided specifically to the contrary in this ***Policy***, the ***Insurers*** shall have no liability to make payment for any ***Loss*** under this ***Policy*** until the ***Underlying Limit*** has been completely eroded by amounts which the Insured or insurers of any Side A/Difference in Conditions **Policy** or insurers of the ***Underlying Policy(ies)*** *shall have paid the* ***Underlying Limit***.

2. Definitions

Wherever the following words and phrases appear in bold and italics in this ***Policy*** they shall have the meanings given to them below:

"***Claim***" or "***Circumstance***" shall mean "claim", "circumstance" or any other term by which the ***Primary Policy*** identifies matters potentially giving rise to payments thereunder in respect of ***Loss***.

"***Insured***" shall mean those persons and organisations identified at Item 1 of the ***Schedule*** and all other persons and organisations as are insured or otherwise entitled to indemnity under the ***Primary Policy***.

"***Insurers***" shall mean the insurers of this ***Policy*** identified at Item 2 of the ***Schedule***.

"***Limit of Liability***" shall mean the sum(s) shown at Item 4 of the ***Schedule*** being the maximum sum(s) the ***Insurers*** are liable to pay under this ***Policy*** for all ***Loss***, subject to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the ***Limit of Liability*** unless expressly provided for at Item 4, notwithstanding that the ***Primary Policy*** may provide for one or more reinstatements.

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

"***Loss***" shall mean all and any amounts for which ***Insurers*** are liable to the ***Insured*** pursuant to the terms and conditions of this ***Policy*** and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this ***Policy*** shall be liable to pay as ***Loss*** all losses, costs, liabilities or damages and other expenses of the ***Insured*** as are covered by the ***Primary Policy*** of whatever nature and howsoever described by the ***Primary Policy***. However, and notwithstanding any provision to the contrary in the ***Primary Policy***, the liability of the ***Insurers*** of this ***Policy*** to the ***Insured*** for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the ***Limit of Liability***.

"***Period of Insurance***" shall mean the period set out at Item 3 of the ***Schedule***.

"***Policy***" shall mean this insurance contract which includes any endorsements and schedules hereto.

"***Premium***" shall mean the sum shown at Item 6 of the ***Schedule***.

"***Primary Limits***" shall mean the limits of liability of the ***Primary Policy*** applicable to any loss or liability (as applicable) as set out in Item 5(a) of the ***Schedule***.

"***Primary Policy***" shall mean the policy identified at Item 5(a) of the ***Schedule*** or any policy(ies) issued in substitution thereof.

"***Relevant Provision***" shall mean any provision of an ***Underlying Policy*** which reduces the limit of liability of the ***Underlying Policy*** automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an ***Underlying Policy*** shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the ***Insured*** to pursue such insurance or indemnification prior to claiming under the ***Underlying Policy*** (such as an "other insurance" or "non-contribution" or other similar provision), shall not be a ***Relevant Provision***.

"***Schedule***" shall mean the schedule to this ***Policy***.

"***Sublimit(s)***" shall mean any limit or limits of insurers' liability in the ***Primary Policy*** imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the ***Primary Policy***.

"***Underlying Limit***" shall mean the cumulative total of the limits of liability of the insurer(s) of the ***Underlying Policy(ies)*** applicable to any loss or liability (as applicable) as set out in Item 5 of the ***Schedule***.

"***Underlying Policy(ies)***" shall mean the policies listed at Item 5 of the ***Schedule***.

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

3. Maintenance of the Underlying Policy(ies)

The ***Primary Policy***, or any policies issued in substitution thereof, shall be maintained in full force and effect during the ***Period of Insurance*** save to the extent that it is eroded. This obligation shall cease to apply in the event that the ***Primary Policy*** is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred. Where an ***Underlying Policy*** other than the ***Primary Policy*** does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this ***Policy*** to have been maintained. The ***Primary Policy*** shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

4. Step-Down of Cover

Subject always to the ***Limit of Liability***:

4.1 In the event of the reduction of the amount of indemnity available under any ***Underlying Policy*** by reason of partial erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue to be available to pay that proportion of ***Loss*** which exceeds the amount of indemnity remaining under the ***Underlying Policy(ies)***.

4.2 In the event of there being no indemnity available under the ***Underlying Policy(ies)*** by reason of the complete erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue for subsequent ***Loss*** as primary insurance and, in that event, any retention, excess or deductible and the remainder of any ***Sublimit*** specified in the ***Primary Policy*** shall apply under this ***Policy*** in respect of ***Loss***.

5. Notification

Any notification to the ***Primary Policy*** of a ***Claim*** or ***Circumstance*** which is required to be given in accordance with the terms and conditions of the ***Primary Policy*** shall also be given to the ***Insurers*** in writing.

6. Claims Participation

6.1 The ***Insurers*** shall have no liability to pay costs and expenses incurred by or on behalf of the ***Insured*** unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.

6.2 No settlement of a claim brought by a third party shall be effected by or on behalf of the ***Insured*** for such a sum as will require payment by ***Insurers*** under this ***Policy*** unless the consent of the ***Insurers*** has first been obtained, such consent not to be unreasonably delayed or withheld.

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

7. Cancellation and Termination

This ***Policy*** may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the ***Primary Policy***. However, breach by the ***Insured*** of any obligation to pay premium in respect of the ***Primary Policy*** or in respect of any other of the ***Underlying Policy(ies)*** shall not entitle the ***Insurers*** to terminate or cancel this ***Policy***.

8. Recoveries

Where, following payment of ***Loss*** by ***Insurers***, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i) to the ***Insured*** or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this ***Policy***, but only to the extent (if any) by which such loss or liability (as applicable) exceeded the sum of the excess, deductible or retention of the ***Primary Policy***, the ***Underlying Limit*** and the amount paid hereunder; and,

(ii) if any balance remains following the application of (i) above, to the ***Insurers*** to the extent of the amount(s) paid by them hereunder in respect of ***Loss***; and,

(iii) if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the ***Underlying Policies*** to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this ***Policy*** shall be construed as limiting or delaying the ***Insured's*** right to payment of any ***Loss*** hereunder until such time as it has effected any recovery.

9. Alteration

No material amendment to the terms of the ***Primary Policy*** shall apply in respect of this ***Policy*** unless and until agreed in writing by the ***Insurers***.

10. Reporting Period

Where the terms of the ***Primary Policy*** provide:

(i) the ***Insured*** with a period of time immediately following the policy period of the ***Primary Policy*** during which notice may be given to the insurers of the ***Primary Policy*** of any ***Claims*** or ***Circumstances***; and/or,

(ii) the right to purchase such a period,

then the ***Insured*** shall have the same period and/or right under this ***Policy*** in the same manner and on the same terms as those provided for in the ***Primary Policy*** except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the ***Schedule***.

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of the State of Massachusetts and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of U.S.A) as per NMA 1998 Service of Suit Clause United States of America as attached.

12. Complaints

The ***Insurers*** aim to provide a high standard at all times but if the ***Insured*** is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters: the person(s) identified in Item 10(a) of the ***Schedule***.

In respect of ***Insurers*** other than Lloyd's underwriters, Willis Limited will provide on request details of the relevant persons.

In the event that the ***Insured*** remains dissatisfied it may be possible for the ***Insured's*** complaint to be referred to the Financial Ombudsman Service who may review the matter. The Financial Ombudsman Service address is:

Financial Ombudsman Service
South Quay Plaza
183 Marsh Wall
London E14 9SR
Telephone: 0845 0801800
Email: enquiries@financial-ombudsman.org.uk
Website: www.financial-ombudsman.org.uk

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

ENDORSEMENT No 1

This Endorsement, effective at 00.01 on 1 July 2016 forms part of Policy No. B080113011P16

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a) ceases underwriting; or
b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or
c) has its authority to carry on insurance business withdrawn,
d) has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

NMA2975 (amended)
30/05/03

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorized and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

ENDORSEMENT No 2

This Endorsement, effective at 00.01 on 1 July 2016 forms part of Policy No. B080113011P16

U.S. TERRORISM RISK INSURANCE ACT OF 2002 AS AMENDED NEW & RENEWAL BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of an additional premium of **USD 1,655.17** paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2020, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter's liability for payment for terrorism losses.

LMA5218
12 January 2015

Form approved by Lloyd's Market Association

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

ENDORSEMENT No 3

This Endorsement, effective at 00.01 on 1 July 2016 forms part of Policy No. B080113011P16

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1) war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2) any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended)
08/10/2001

Willis Limited. Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

ENDORSEMENT No 4

This Endorsement, effective at 00.01 on 1 July 2016 forms part of Policy No. B080113011P16

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by **29 August 2016.**

If the premium due under this contract has not been so paid to (Re)Insurers by **29 August 2016** (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision-of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

ENDORSEMENT No 5

This Endorsement, effective at 00.01 on 1 July 2016 forms part of Policy No. B080113011P16

U.S.A.

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-
Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability, Automobile Liability
(including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I. Under any Liability Coverage, to injury, sickness, disease, death or destruction

(a) with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(b) resulting from the hazardous properties of nuclear material and with respect to which (1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II. Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III. Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

(a) the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

(b) the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

Willis Limited. Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

(c) the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

"hazardous properties" include radioactive, toxic or explosive properties; **"nuclear material"** means source material, special nuclear material or byproduct material; **"source material"**, **"special nuclear material"**, and **"byproduct material"** have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; **"spent fuel"** means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; **"waste"** means any waste material (1) containing byproduct material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; **"nuclear facility"** means

(a) any nuclear reactor,

(b) any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than
25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; **"nuclear reactor"** means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word **"injury"** or **"destruction"** includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

ENDORSEMENT No 6

This Endorsement, effective at 00.01 on 1 July 2016 forms part of Policy No. B080113011P16

U.S.A.

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE -LIABILITY-DIRECT

(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability - Direct) to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A, its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64
N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

ENDORSEMENT No 7

This Endorsement, effective at 00.01 on 1 July 2016 forms part of Policy No. B080113011P16

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Assured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon Mendes & Mount LLP, 750 Seventh Avenue, New York New York 10019-6829, United States of America and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Assured (or Reinsured) to give a written undertaking to the Assured (or Reinsured) that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Assured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

N.M.A. 1998 (24/4/86)

All other terms, conditions and limitations of this Policy shall remain unchanged.

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

ENDORSEMENT No 8

This Endorsement, effective at 00.01 on 1 July 2016 forms part of Policy No. B080113011P16

SANCTIONS CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the (re)insurer or its' parent, to any sanction, prohibition or restriction implemented pursuant to resolutions of the United Nations or the trade and economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

ENDORSEMENT No 9

This Endorsement, effective at 00.01 on 1 July 2016 forms part of Policy No. B080113011P16

NMA LINES CLAUSE

This Insurance, being signed for 100% of 100% insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

NMA 2419

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

ENDORSEMENT No 10

This Endorsement, effective at 00.01 on 1 July 2016 forms part of Policy No. B080113011P16

FOREIGN ACCOUNT TAX COMPLIANCE ACT ("FATCA")

Each (Re)Insurer hereby acknowledges the requirements of Sections 1471-1474 US Internal Revenue Code of 1986, as amended, and the Treasury regulations and other guidance issued from time to time thereunder ("FATCA") and the obligation of each of them to provide to the Broker Willis Limited a valid Internal Revenue Service ("IRS") Form W8-BEN-E, W-9 or other documentation meeting the requirements of the FATCA regulations to establish they are not subject to any withholding requirement pursuant to FATCA (the "Required Documentation").

Furthermore:

a) If a (Re)Insurer becomes non-compliant with FATCA during the contract period or has not provided the Broker with the Required Documentation 14 days prior to any premium due date, the Withholding Agent (as defined in U.S. Treasury Regulation Section 1.1471-1(b)(147)) shall withhold 30% of the premium (to the extent all or a portion of that premium is subject to withholding pursuant to FATCA) due to that (Re)Insurer under this contract on that premium due date and shall promptly notify that (Re)Insurer via the Broker.

b) The withholding of premium by virtue of (a) above shall not be, and shall not be treated by the (Re)Insurer as a breach of any premium payment condition, warranty or other clause whether or not entitling the (Re)Insurer to cancel, terminate or restrict this contract, refuse, restrict or delay payment of any claim or invoke any interest, penalty or other late payment provision. The (Re)Insurer shall be liable under this contract as if no such withholding had been made.

c) The (Re)Insurer shall not recoup sums withheld under (a) above by deducting equivalent sums from any payments due to the (Re)Insured or by set off against any other sums owed by the (Re)Insurer and any general or contractual right of set-off enjoyed by the (Re)Insurer is hereby varied and qualified to that extent.

d) Where premium is withheld in error, has not yet been paid to the IRS and the underwriter has been paid only the net premium following such withholding, the broker will cooperate with the (re)insurer to process the requisite refund.

Willis Limited. Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

2. INFORMATION

Insured:	**Fidelity Fixed Income and Asset Allocation Funds.**
Type of Insurance	**Excess Financial Institutions Bond**
Policy Period:	**1 July 2016 to 1 July 2017**

INFORMATION

(made available to and seen and agreed by Underwriters)

		Pages
1	2015 Fidelity Investments Shareholder Update	32
2	Fidelity Investments Accounts and Volumes	1
3	Asset Allocation	4
4	Backyard Farms Overview	1
5	Colt Factsheet	4
6	Devonshire Investors Overview	1
7	Discovery Natural Resources Overview	1
8	Equity Division	3
9	Fidelity Assets Fact Sheet	1
10	Fidelity Charitable Factsheet	1
11	Fidelity Freedom Funds Assets	1
12	Fidelity Funds Fact Sheet	1
13	Fidelity Institutional FI Fact Sheet	3
14	Fidelity Investments Canada ULC Fact Sheet	1
15	Fixed Income Division	3
16	FORUM Pharmaceuticals Inc, Overview	1
17	F-Prime Capital Overview	1
18	Fidelity Investments: Leadership Rankings	2

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

19	Pembroke Real Estate Overview	1
20	Personal Investing and Workplace Investing Fact Sheet	1
21	Retirement Assets	1
22	Seaport Companies Overview	1
23	Veritude Overview	1
24	Worldwide Investment Professionals Headcount Report, 31 December 2015	7
25	FMR LLC & Fidelity Meeting Notes – 29 March 2016	3

Information contents page as at 4 May 2016

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

3. SECURITY DETAILS

(RE)INSURER'S LIABILITY:

(RE)INSURERS LIABILITY CLAUSE

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line". Where this contract permits, written lines, or certain written lines, may be adjusted ("signed").

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together).

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

BASIS OF WRITTEN LINES: Part of Whole.

NMA 2419 Lines Clause, as attached.

BASIS OF SIGNED LINES: Percentage of Whole.

SIGNING PROVISIONS: In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

LINE CONDITIONS: None

Willis Limited, Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

ORDER HEREON: 57.1429000% of premium and limits herein

EFFECTED WITH:

100.0000000%	Lloyd's Underwriters			
	25.0000000%	Syndicate 2488, pseudonym CGM		
	12.5000000%	Lloyd's Pioneer Financial Institutions Facility Consortium 9375, London, England		
			7.5000000%	Syndicate 1980, pseudonym LIB
			5.0000000%	Syndicate 1861, pseudonym ANV
	18.7500000%	Syndicate 0382, pseudonym HDU		
	13.1250000%	Syndicate 1886, pseudonym QBE		
	10.0000000%	Syndicate 1183, pseudonym TAL		
	12.5000000%	Syndicate 4000, pseudonym PEM		
	8.1250000%	Lloyd's Barbican Financial & Professional Lines Consortium 9562, London, England		
			5.4161250%	Syndicate 1955, pseudonym BAR
			1.3544375%	Syndicate 3210, pseudonym MIT
			1.3544375%	Syndicate 2786, pseudonym EVE
57.1429000%				

Yours faithfully
Willis Limited

Authorised Signatory
FINEX Global

Yours faithfully
Willis Limited

Authorised Signatory
FINEX Global

Willis Limited. Lloyd's brokers. A Willis Group Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70